SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2005

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 1-35

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

Required Information

			Page Number(s)

A.	Financial Statements and Schedule:

	Report of Independent Registered Public Accounting Firm		3

	Financial Statements:

	Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004		4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2005 and 2004		5

	Notes to Financial Statements:		6-11

	Supplemental Schedule:
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005		12-22

B.	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99(a)
GE S&S Program Mutual Funds 2005 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-CSR for the year ended December 31, 2005, as filed with the Commission on March 7, 2006)

	99(b)
GE Institutional International Equity Fund 2005 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2005, as filed with the Commission on December 8, 2005)

	99(c)
GE Institutional Small-Cap Value Equity Fund 2005 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2005, as filed with the Commission on December 8, 2005)

	99(d)
GE Institutional Strategic Investment Fund 2005 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2005, as filed with the Commission on December 8, 2005)

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program
(Name of Plan)

Date:	June 21, 2006	/s/ Philip D. Ameen
Philip D. Ameen Vice President and Comptroller

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Independent Registered Public Accounting Firm’s Report Thereon)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2005 and 2004

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2005 and 2004	5

Notes to Financial Statements	6-11

Supplemental Schedule: (i)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	12-22

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
June 16, 2006

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

(in thousands)

Assets	2005	2004

Investments at fair value (note 3)	$24,590,090	$24,990,843
Accrued dividends and interest	105,927	98,061
Other assets	9,568	432
Total assets	24,705,585	25,089,336

Liabilities

Liability for collateral deposits (note 3)	139,353	273,023
Other liabilities	16,196	10,535
Total liabilities	155,549	283,558

Net assets available for plan benefits	$24,550,036	$24,805,778

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2005 and 2004

(in thousands)

	2005	2004

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (note 3)	$(764,762)	$2,721,303

Interest and dividend income:
General Electric Company Common Stock	421,709	376,437
Registered investment companies	331,970	193,152
Interest	98,100	75,790
	87,017	3,366,682
Contributions:
Employee	973,581	933,172
Employer	326,811	310,747
	1,300,392	1,243,919

Total additions	1,387,409	4,610,601

Deductions from net assets attributed to:
Participant withdrawals	1,643,151	1,486,955

Net increase (decrease)	(255,742)	3,123,646

Net assets available for plan benefits:
Beginning of year	24,805,778	21,682,132

End of year	$24,550,036	$24,805,778

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

GE Savings and Security Program (the “Plan”) is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Trustees of the GE Savings and Security Trust are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of General Electric Company. GEAM is investment adviser to each of the Plan’s investment options, except General Electric Company Common Stock, Vanguard Institutional Index Fund and the United States Savings Bonds. State Street Corporation and The Bank of New York are the primary custodians for Plan assets.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of General Electric Company and participating affiliates may participate in the Plan by investing up to 30% of their earnings in one or more of the following investment options:

(a)	General Electric Company Common Stock (“GE Common Stock”).

(b)
GE S&S Income Fund (the “Income Fund”) - a registered investment company that invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally about five to ten years.

(c)	GE S&S Program Mutual Fund (the “Mutual Fund”) - a registered investment company that invests primarily in equity securities of U.S. companies.

(d)	GE Institutional International Equity Fund (the “International Fund”) - a registered investment company that invests primarily in equity securities of companies in countries other than the U.S.

(e)
GE Institutional Small-Cap Value Equity Fund (the “Small Cap Fund”) - a registered investment company that invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index).

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) - a registered investment company that invests primarily in a combination of equity securities (U.S. and Non-U.S.) and investment grade debt securities.

(g)
Vanguard Institutional Index Fund (the “Index Fund”) - a registered investment company that employs a passive management strategy designed to track the performance of the Standard and Poor’s 500 Index, which is composed primarily of equity securities of large U.S. companies.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2005 and 2004

(h)
GE S&S Short-Term Interest Fund (the “Short Term Fund”) - invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally not more than three years.

(i)	GE S&S Money Market Fund (the “Money Market Fund”) - invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

(j)
United States Savings Bonds (the “U.S. Bond Fund”) - comprises individual participants’ after-tax contributions that are directed to U.S. Treasury Series “EE” Savings Bonds, bonds that mature in 30 years. While individual funds being accumulated for bond purchase, such funds are invested in short-term instruments. Only after-tax contributions are permitted to be invested in the U.S. Bond Fund.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

The Plan permits participants to invest earnings on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $14,000 and $13,000 in 2005 and 2004, respectively. For other participants, the 2005 and 2004 limits were generally $18,000 and $16,000, respectively.

The Plan generally permits participants to switch their investment balances up to 24 times each year. Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund and a prohibition against switching balances out of U.S Savings Bonds that were purchased after 1988 with after-tax contributions.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, 3.5% maximum matching contribution. For certain eligible employees whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings (4% maximum). Employer contributions may be invested at the election of the participant in any one of the investment options except for the U.S. Bond Fund.

Rollovers and Transfers from Other Qualifying Plans

Subject to General Electric Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2005 and 2004, transfers from other qualifying plans or arrangements accounted for $49.6 million and $54.2 million, respectively, and are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Currently employed participants may make up to seven withdrawals per year and certain hardship withdrawals from

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2005 and 2004

their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500.

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. The interest rates of individual loans are fixed for the shorter of the term of the loan or five years.

A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their accounts, including employee and employer contributions plus earnings.

Plan Termination and Amendment

Although General Electric Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan to the extent permitted by law to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the Short Term Fund and the Money Market Fund are generally borne by General Electric Company. For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Plan Benefits.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2005 and 2004

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

Plan investments are stated at fair value. GE Common Stock is valued at the New York Stock Exchange closing price. Investments in registered investment companies are valued at the closing price on NASDAQ. Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and outstanding principal balance plus accrued interest represents fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. U.S. Savings Bonds are valued at the respective current cash redemption value published by the U.S. Treasury Department.

Investment transactions are recorded on a trade date basis. Dividends on GE Common Stock are recorded as of the record date. Dividends on the registered investment companies are recorded on the payment date. Interest income is earned from settlement date and recognized on the accrual basis.

Investments other than GE Common Stock, the Mutual Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage their risk. No investments are engaged in market-making or other speculative activities. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the eligible investment options which are distributed annually to participants, except the Short Term Fund whose detailed information is contained in the S&S Program Supplemental Information and distributed annually.

(c)	Participant Withdrawals

Participant withdrawals are recorded when paid.

(d)	Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2005 and 2004

(3)	Investments

The following is a summary of the fair value of the Plan’s investments at December 31, 2005 and 2004.

	2005		2004
	(in thousands)

GE Common Stock	$16,204,610	*	$16,812,913	*
Registered Investment Companies
GE S&S Income Fund	1,775,493	*	1,792,659	*
GE S&S Program Mutual Fund	2,597,656	*	2,609,795	*
Other	1,470,637		959,839
Total Registered Investment Companies	5,843,786		5,362,293
Other Investments
Short-Term Money Market Instruments	937,887		1,106,892
U.S. Government and Agency Debt Obligations	753,751		1,022,219
Loans to Participants	429,329		387,886
Other	420,727		298,640
Total Investments at fair value	$24,590,090		$24,990,843

*Investment representing more than 5% of the Plan’s net assets

The Plan’s investments appreciated (depreciated) as follows:

	2005	2004
	(in thousands)

GE Common Stock	$(662,610)	$2,555,234
Registered Investment Companies	(86,106)	184,036
Other investments	(16,046)	(17,967)
	$(764,762)	$2,721,303

The Short Term Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the Short Term Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The Short Term Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Short Term Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $136.5 million and $267.9 million at December 31, 2005 and 2004, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan’s financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2005 and 2004

The Plan’s investment funds include investments in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits. The Plan offers alternatives that mitigate participant risks, including the opportunity to diversify investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of GE Common Stock and the U.S. Bond Fund, which invest in securities of a single issuer.

(4)	Tax Status

The Internal Revenue Service has notified General Electric Company by a letter dated April 30, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letter. A request for a new determination letter for the Plan has been submitted to the Internal Revenue Service.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and General Electric Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

(5)	Plan Amendments

In 2005, the Plan was amended to, among other things, expand the circumstances under which hardship withdrawals made on or after January 1, 2006, are allowed.

In 2004, the Plan was amended to provide that certain eligible employees whose first day of work was on or after January 1, 2005, will be eligible for employer matching contributions of 50% of employee contributions up to 8% of earnings (4% maximum matching).

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Shares	* Cost	Market
Corporate Stocks - Common
** General Electric Company	462,328,382	$10,942,559,140	$16,204,609,772

Registered Investment Companies
*** GE S&S Income Fund	157,962,009	1,803,872,114	1,775,492,984
*** GE S&S Program Mutual Fund	60,622,067	2,771,282,585	2,597,655,556
*** GE Institutional International Equity Fund	38,757,828	431,601,380	520,130,048
*** GE Institutional Small-Cap Value Equity Fund	26,716,970	356,645,335	389,266,255
*** GE Institutional Strategic Investment Fund	11,868,100	125,050,877	129,955,692
Vanguard Institutional Index Fund	3,782,875	385,718,772	431,285,552
Total Registered Investment Companies		5,874,171,063	5,843,786,087

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Rate of Interest	Maturity	* Cost	Market
Short-Term Money Market Instruments
Interest Bearing Cash and Cash Equivalents
Abbey National PLC	4.500%	01/03/2006	$51,737,063	$51,737,063
Bank of America Corp.	4.190	01/31/2006	38,654,558	38,654,558
Barclays PLC	4.160	01/09/2006	38,524,353	38,524,353
Barclays PLC	4.180	01/09/2006	4,515,801	4,515,801
Caylon	4.165	01/09/2006	38,540,000	38,540,000
Ciesco LP	4.190	01/12/2006	25,367,481	25,367,481
Credit Suisse First Boston	4.210	01/23/2006	42,101,403	42,101,403
Dexia Credit Local S.A.	4.340	02/02/2006	41,260,000	41,260,000
First Tennessee Bank	4.310	01/31/2006	22,900,000	22,900,000
First Tennessee Bank	4.350	01/31/2006	18,480,000	18,480,000
HBOS PLC	4.160	02/02/2006	38,387,525	38,387,525
Jupiter Securitization Corp.	4.300	01/17/2006	41,091,320	41,091,320
Lloyds Bank PLC	4.040	01/06/2006	38,108,853	38,108,853
Preferred Receivables Funding Corp.	4.240	01/24/2006	42,973,274	42,973,274
Sheffield Receivables Corp.	4.290	01/13/2006	41,200,998	41,200,998
Societe Generale	4.329	10/31/2006	3,999,079	3,999,079
Toronto-Dominion Bank	4.450	03/23/2006	40,710,000	40,710,000
Wells Fargo Bank	4.340	01/09/2006	9,800,000	9,800,000
Wells Fargo Bank	4.400	01/06/2006	5,610,000	5,610,000
Total Interest Bearing Cash and Cash Equivalents			583,961,708	583,961,708

Other
***GEAM Cash Plus Fund	variable	n/a	86,506,975	86,506,975
***GEAM Enhanced Cash Fund	variable	n/a	182,958,207	182,958,207
UBS - Repurchase Agreement	4.270	01/03/2006	84,460,000	84,460,000
Total Other			353,925,182	353,925,182
Total Short-Term Money Market Instruments			937,886,890	937,886,890

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Rate of Interest	Maturity	* Cost	Market
U.S. Government and Agency Debt Obligations
Federal Home Loan Bank System	1.875%	06/15/2006	$30,919,586	$30,626,326
Federal Home Loan Mortgage Corp.	2.000	07/15/2006	19	28
Federal Home Loan Mortgage Corp.	3.250	07/15/2023	8,243,254	8,151,500
Federal Home Loan Mortgage Corp.	3.500	01/15/2022	18,597,313	18,450,438
Federal Home Loan Mortgage Corp.	3.500	05/15/2022	18,584,094	18,375,238
Federal Home Loan Mortgage Corp.	3.500	05/15/2026	16,493,338	16,240,803
Federal Home Loan Mortgage Corp.	3.730	01/10/2006	42,141,353	42,141,353	(a	)
Federal Home Loan Mortgage Corp.	3.800	07/12/2006	46,960,000	46,960,000
Federal Home Loan Mortgage Corp.	4.000	08/15/2029	16,927,406	16,662,915
Federal Home Loan Mortgage Corp.	4.320	04/25/2006	28,286,419	28,286,419	(a	)
Federal Home Loan Mortgage Corp.	5.000	11/15/2012	62,225	64,003	(b	)
Federal Home Loan Mortgage Corp.	5.000	04/01/2013	21,451,329	20,212,829
Federal Home Loan Mortgage Corp.	5.000	06/15/2014	2,202,486	2,194,946
Federal Home Loan Mortgage Corp.	5.000	12/15/2020	11,343,316	11,125,426
Federal Home Loan Mortgage Corp.	5.250	01/15/2006	15,017,693	15,002,685
Federal Home Loan Mortgage Corp.	6.000	12/01/2008	3,504	3,628
Federal Home Loan Mortgage Corp.	6.000	10/15/2013	64,915	138,511	(b	)
Federal Home Loan Mortgage Corp.	6.000	10/15/2013	63,607	137,842	(b	)
Federal Home Loan Mortgage Corp.	6.000	10/01/2017	508,055	493,716
Federal Home Loan Mortgage Corp.	6.000	12/01/2018	206,960	203,231
Federal Home Loan Mortgage Corp.	6.000	09/01/2019	759,882	746,023
Federal Home Loan Mortgage Corp.	6.000	11/15/2023	24,663,580	24,339,187
Federal Home Loan Mortgage Corp.	6.500	05/01/2013	897,490	866,426
Federal Home Loan Mortgage Corp.	6.500	12/01/2033	2,549,501	2,474,545
Federal Home Loan Mortgage Corp.	7.000	03/15/2007	569,459	541,143
Federal Home Loan Mortgage Corp.	7.000	10/01/2023	21,739	21,486
Federal Home Loan Mortgage Corp.	7.000	11/01/2031	205,444	201,963
Federal Home Loan Mortgage Corp.	7.000	04/01/2032	657,246	641,566
Federal Home Loan Mortgage Corp.	7.000	04/01/2032	713,385	696,467
Federal Home Loan Mortgage Corp.	7.000	06/01/2032	338,165	330,775
Federal Home Loan Mortgage Corp.	7.000	11/01/2033	375,616	367,348
Federal Home Loan Mortgage Corp.	7.500	11/01/2008	11,184	10,873
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	662,892	657,148
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	159,351	156,050
Federal Home Loan Mortgage Corp.	8.000	05/01/2031	33,697	33,842

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Rate of Interest	Maturity	* Cost	Market
U. S. Government and Agency Debt Obligations, continued
Federal Home Loan Mortgage Corp.	8.500%	03/01/2027	$149,555	$147,483
Federal Home Loan Mortgage Corp.	9.250	12/01/2016	355,350	331,386
Federal National Mortgage Assoc.	1.408	07/25/2044	6,459,048	2,474,744	(b	)
Federal National Mortgage Assoc.	2.228	06/25/2043	26,056,065	6,104,854	(b	)
Federal National Mortgage Assoc.	3.056	07/25/2037	845,039	838,098
Federal National Mortgage Assoc.	3.250	06/01/2033	1,424,246	1,419,862
Federal National Mortgage Assoc.	3.331	07/01/2033	2,514,661	2,492,487
Federal National Mortgage Assoc.	3.460	06/25/2043	1,082,975	1,074,476
Federal National Mortgage Assoc.	3.487	05/01/2033	1,208,171	1,177,170
Federal National Mortgage Assoc.	3.616	06/01/2033	1,993,825	1,921,780
Federal National Mortgage Assoc.	3.930	07/01/2033	10,476,987	10,092,479
Federal National Mortgage Assoc.	4.036	06/01/2033	4,557,943	4,380,843
Federal National Mortgage Assoc.	4.040	06/01/2033	4,945,985	4,717,054
Federal National Mortgage Assoc.	4.135	07/01/2033	7,422,477	7,103,701
Federal National Mortgage Assoc.	4.286	05/01/2033	6,573,537	6,267,745
Federal National Mortgage Assoc.	4.375	10/15/2006	11,969,051	11,969,160
Federal National Mortgage Assoc.	4.426	06/01/2033	1,892,122	1,812,481
Federal National Mortgage Assoc.	4.500	03/25/2009	34,512	35,553	(b	)
Federal National Mortgage Assoc.	4.500	09/25/2016	9,420,165	9,302,692
Federal National Mortgage Assoc.	4.500	06/25/2043	5,094,336	4,962,670
Federal National Mortgage Assoc.	4.604	12/01/2032	2,328,898	2,271,189
Federal National Mortgage Assoc.	5.124	06/01/2033	1,516,750	1,471,494
Federal National Mortgage Assoc.	5.170	02/25/2044	5,173,057	5,065,643
Federal National Mortgage Assoc.	5.500	02/15/2006	14,862,138	14,813,795
Federal National Mortgage Assoc.	5.500	02/25/2035	5,309,278	5,183,922
Federal National Mortgage Assoc.	6.000	03/01/2012	3,319,601	3,299,674
Federal National Mortgage Assoc.	6.000	03/01/2012	659,145	655,823
Federal National Mortgage Assoc.	6.000	02/01/2018	1,064,063	1,031,633
Federal National Mortgage Assoc.	6.000	11/01/2018	785,991	761,697
Federal National Mortgage Assoc.	6.000	12/01/2019	1,772,127	1,727,145
Federal National Mortgage Assoc.	6.000	03/01/2020	4,117,969	4,044,233
Federal National Mortgage Assoc.	6.000	08/25/2028	18,132,253	17,483,150
Federal National Mortgage Assoc.	6.000	04/01/2033	403,294	390,520
Federal National Mortgage Assoc.	6.000	11/01/2033	981,538	956,474
Federal National Mortgage Assoc.	6.000	01/25/2034	15,802,576	15,209,440

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Rate of Interest	Maturity	* Cost	Market
U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	6.500%	05/01/2017	$881,315	$853,657
Federal National Mortgage Assoc.	6.500	10/01/2017	154,033	150,150
Federal National Mortgage Assoc.	6.500	12/01/2019	1,545,542	1,499,323
Federal National Mortgage Assoc.	6.500	08/01/2022	954,188	935,933
Federal National Mortgage Assoc.	6.500	11/01/2023	1,205,638	1,188,706
Federal National Mortgage Assoc.	6.500	04/01/2033	534,688	521,200
Federal National Mortgage Assoc.	6.500	05/01/2033	890,107	863,924
Federal National Mortgage Assoc.	6.500	12/25/2034	17,612,082	17,352,601
Federal National Mortgage Assoc.	6.500	03/01/2035	1,381,260	1,355,051
Federal National Mortgage Assoc.	7.000	04/01/2011	301,052	286,796
Federal National Mortgage Assoc.	7.000	02/01/2017	154,872	153,050
Federal National Mortgage Assoc.	7.000	03/01/2017	233,240	228,224
Federal National Mortgage Assoc.	7.000	03/01/2017	107,155	104,851
Federal National Mortgage Assoc.	7.000	03/01/2017	436,432	427,551
Federal National Mortgage Assoc.	7.000	03/01/2017	877,487	867,425
Federal National Mortgage Assoc.	7.000	04/01/2017	655,859	642,512
Federal National Mortgage Assoc.	7.000	04/01/2017	163,136	159,816
Federal National Mortgage Assoc.	7.000	04/01/2017	611,030	604,024
Federal National Mortgage Assoc.	7.000	05/01/2017	271,915	266,390
Federal National Mortgage Assoc.	7.000	05/01/2017	431,309	420,440
Federal National Mortgage Assoc.	7.000	07/01/2017	494,921	484,278
Federal National Mortgage Assoc.	7.000	07/01/2017	1,385,152	1,357,964
Federal National Mortgage Assoc.	7.000	02/01/2019	38,880	38,021
Federal National Mortgage Assoc.	7.000	03/01/2029	219,512	220,973
Federal National Mortgage Assoc.	7.000	06/01/2031	192,584	189,226
Federal National Mortgage Assoc.	7.000	10/01/2031	661,075	667,084
Federal National Mortgage Assoc.	7.000	01/01/2032	214,518	210,635
Federal National Mortgage Assoc.	7.000	10/01/2032	200,068	195,296
Federal National Mortgage Assoc.	7.000	04/01/2033	718,717	704,168
Federal National Mortgage Assoc.	7.000	11/01/2033	1,330,735	1,300,356
Federal National Mortgage Assoc.	7.000	03/01/2034	497,314	484,463
Federal National Mortgage Assoc.	7.000	06/01/2034	790,088	779,705
Federal National Mortgage Assoc.	7.000	01/01/2035	941,478	931,037
Federal National Mortgage Assoc.	7.000	05/01/2035	1,113,240	1,103,544
Federal National Mortgage Assoc.	7.000	05/01/2035	1,320,500	1,310,946

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Rate of Interest	Maturity	* Cost	Market
U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	7.500%	04/01/2016	$159,431	$156,599
Federal National Mortgage Assoc.	7.500	11/01/2021	318,274	310,608
Federal National Mortgage Assoc.	7.500	11/01/2022	264,528	263,861
Federal National Mortgage Assoc.	7.500	03/01/2023	48,718	47,869
Federal National Mortgage Assoc.	7.500	01/01/2025	390,477	387,870
Federal National Mortgage Assoc.	7.500	05/01/2026	261,087	259,667
Federal National Mortgage Assoc.	7.500	07/01/2027	541,670	537,608
Federal National Mortgage Assoc.	7.500	10/01/2030	172,936	168,097
Federal National Mortgage Assoc.	7.500	11/01/2030	1,844,992	1,808,963
Federal National Mortgage Assoc.	7.500	01/01/2031	92,869	92,407
Federal National Mortgage Assoc.	7.500	02/01/2031	248,769	247,504
Federal National Mortgage Assoc.	7.500	06/01/2031	1,664,319	1,630,859
Federal National Mortgage Assoc.	7.500	01/01/2032	452,632	450,254
Federal National Mortgage Assoc.	7.500	04/01/2032	291,074	289,779
Federal National Mortgage Assoc.	7.500	04/01/2032	484,163	482,011
Federal National Mortgage Assoc.	7.500	06/01/2032	339,755	331,834
Federal National Mortgage Assoc.	7.500	07/01/2032	341,982	337,752
Federal National Mortgage Assoc.	7.500	04/01/2033	242,537	236,532
Federal National Mortgage Assoc.	7.500	11/01/2033	302,305	295,293
Federal National Mortgage Assoc.	7.500	03/01/2034	1,691,956	1,651,392
Federal National Mortgage Assoc.	7.500	03/01/2034	1,439,996	1,405,570
Federal National Mortgage Assoc.	7.500	03/01/2034	1,734,867	1,681,035
Federal National Mortgage Assoc.	7.500	05/01/2034	997,164	970,995
Federal National Mortgage Assoc.	7.500	02/01/2035	1,663,750	1,623,388
Federal National Mortgage Assoc.	8.000	07/01/2009	364,004	342,902
Federal National Mortgage Assoc.	8.000	02/01/2032	108,927	109,765
Federal National Mortgage Assoc.	8.000	03/01/2032	441,346	441,425
Federal National Mortgage Assoc.	8.000	05/01/2032	76,507	76,515
Federal National Mortgage Assoc.	8.000	11/01/2033	433,157	427,743
Federal National Mortgage Assoc.	8.000	01/01/2034	632,376	622,045
Federal National Mortgage Assoc.	8.500	06/01/2028	521,593	518,466
Federal National Mortgage Assoc.	8.500	08/01/2029	1,100,742	1,097,127
Federal National Mortgage Assoc.	8.500	08/01/2030	214,449	210,450
Federal National Mortgage Assoc.	8.500	02/01/2032	97,427	98,751
Federal National Mortgage Assoc.	8.500	09/01/2032	71,071	71,391

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Rate of Interest	Maturity	* Cost	Market
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	9.000%	08/01/2010	$670,132	$649,967
Federal National Mortgage Assoc.	9.000	03/01/2011	2,197,738	2,226,979
Federal National Mortgage Assoc.	9.000	12/01/2031	202,079	205,699
Federal National Mortgage Assoc.	9.500	09/01/2021	323,798	307,362
Federal National Mortgage Assoc.	13.920	05/25/2018	171,486	119,264	(a,b	)
Government National Mortgage Assoc.	6.000	06/15/2025	1,014,391	1,007,442
Government National Mortgage Assoc.	6.000	06/15/2026	1,134,289	1,126,197
Government National Mortgage Assoc.	6.000	01/15/2035	937,884	926,598
Government National Mortgage Assoc.	6.000	04/15/2035	996,824	985,249
Government National Mortgage Assoc.	6.000	06/15/2035	1,003,365	992,762
Government National Mortgage Assoc.	6.000	07/15/2035	916,631	906,397
Government National Mortgage Assoc.	6.500	11/15/2016	709,221	686,386
Government National Mortgage Assoc.	6.500	04/15/2017	228,775	221,372
Government National Mortgage Assoc.	6.500	03/15/2024	749,765	731,526
Government National Mortgage Assoc.	6.500	12/15/2024	1,433,220	1,419,306
Government National Mortgage Assoc.	6.500	12/15/2029	412,512	408,800
Government National Mortgage Assoc.	6.500	03/15/2033	410,354	403,147
Government National Mortgage Assoc.	6.500	10/15/2033	840,187	826,184
Government National Mortgage Assoc.	6.500	11/15/2033	875,329	860,360
Government National Mortgage Assoc.	6.500	01/15/2034	1,641,312	1,612,530
Government National Mortgage Assoc.	6.500	01/15/2034	1,030,796	1,012,721
Government National Mortgage Assoc.	6.500	02/15/2034	1,040,857	1,016,132
Government National Mortgage Assoc.	6.500	04/15/2034	1,069,459	1,071,501
Government National Mortgage Assoc.	6.500	04/15/2035	944,486	934,804
Government National Mortgage Assoc.	6.500	05/15/2035	1,179,128	1,167,213
Government National Mortgage Assoc.	6.500	05/15/2035	963,118	954,659
Government National Mortgage Assoc.	6.500	06/15/2035	1,021,034	1,012,066
Government National Mortgage Assoc.	6.500	07/15/2035	964,520	956,048
Government National Mortgage Assoc.	6.500	07/15/2035	1,246,717	1,235,400
Government National Mortgage Assoc.	6.500	09/15/2035	941,163	937,207
Government National Mortgage Assoc.	6.500	09/15/2035	984,702	981,880
Government National Mortgage Assoc.	7.000	12/15/2018	622,869	602,804
Government National Mortgage Assoc.	7.000	11/15/2023	373,293	367,784
Government National Mortgage Assoc.	7.000	03/15/2031	561,579	561,192
Government National Mortgage Assoc.	7.000	05/15/2032	497,365	497,252

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Rate of Interest	Maturity	* Cost	Market
U.S. Government and Agency Debt Obligations, continued
Government National Mortgage Assoc.	7.000%	11/15/2032	$335,058	$330,606
Government National Mortgage Assoc.	7.500	02/15/2009	618,264	626,578
Government National Mortgage Assoc.	7.500	12/15/2012	2,891,381	2,995,145
Government National Mortgage Assoc.	7.500	12/15/2018	701,626	681,753
Government National Mortgage Assoc.	7.500	11/15/2027	194,137	190,891
Government National Mortgage Assoc.	7.500	01/15/2031	709,817	708,848
Government National Mortgage Assoc.	7.500	01/15/2031	302,723	302,310
Government National Mortgage Assoc.	7.500	03/15/2031	67,950	67,857
Government National Mortgage Assoc.	7.500	05/15/2031	625,664	624,810
Government National Mortgage Assoc.	7.500	07/15/2031	412,376	411,813
Government National Mortgage Assoc.	7.500	09/15/2031	428,421	427,836
Government National Mortgage Assoc.	8.000	03/15/2032	38,704	38,792
Government National Mortgage Assoc.	9.000	08/15/2009	626,559	595,333
Government National Mortgage Assoc.	9.000	12/15/2009	1,813,305	1,763,590
Government National Mortgage Assoc.	9.000	12/15/2009	7,039,145	7,012,294
Government National Mortgage Assoc.	9.000	11/15/2017	3,952,414	3,970,994
Government National Mortgage Assoc.	9.500	12/15/2009	323,145	316,326
Government National Mortgage Assoc.	9.500	12/15/2009	1,950,058	1,894,777
Government National Mortgage Assoc.	9.500	12/15/2009	349,191	342,120
U.S. Treasury Notes	2.375	08/15/2006	69,327,123	69,138,996
U.S. Treasury Notes	2.875	11/30/2006	22,682,053	22,379,313
U.S. Treasury Notes	3.125	05/15/2007	8,567,742	8,377,858
U.S. Treasury Notes	3.875	05/15/2010	15,092,798	14,720,550
U.S. Treasury Notes	4.375	11/15/2008	22,941,406	23,007,127
U.S. Treasury Notes	4.375	12/15/2010	43,808,932	43,799,629
Total U.S. Government and Agency Debt Obligations			787,083,573	753,751,212

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Units	* Cost	Market
U.S. Savings Bonds
1976 U.S. Savings Bond E Series	3,093	$57,994	$408,192
1977 U.S. Savings Bond E Series	4,362	81,788	557,631
1978 U.S. Savings Bond E Series	6,989	131,044	686,916
1979 U.S. Savings Bond E Series	10,598	198,712	998,051
1980 U.S. Savings Bond EE Series	4,643	232,150	1,265,555
1981 U.S. Savings Bond EE Series	4,847	242,350	1,147,170
1982 U.S. Savings Bond EE Series	5,534	276,700	1,233,097
1983 U.S. Savings Bond EE Series	9,689	484,450	1,768,817
1984 U.S. Savings Bond EE Series	11,053	552,650	1,821,920
1985 U.S. Savings Bond EE Series	16,773	838,650	2,627,752
1986 U.S. Savings Bond EE Series	52,361	2,618,050	7,758,207
1987 U.S. Savings Bond EE Series	56,122	2,806,100	7,305,487
1988 U.S. Savings Bond EE Series	65,311	3,265,550	8,173,279
1989 U.S. Savings Bond EE Series	95,932	4,796,600	11,534,939
1990 U.S. Savings Bond EE Series	98,625	4,931,250	11,393,621
1991 U.S. Savings Bond EE Series	103,516	5,175,800	11,503,935
1992 U.S. Savings Bond EE Series	160,485	8,024,250	17,121,234
1993 U.S. Savings Bond EE Series	112,280	5,614,000	9,972,436
1994 U.S. Savings Bond EE Series	90,093	4,504,650	7,362,649
1995 U.S. Savings Bond EE Series	35,837	1,791,850	2,797,991
1996 U.S. Savings Bond EE Series	256	12,800	18,153
1997 U.S. Savings Bond EE Series	381	19,050	26,821
1998 U.S. Savings Bond EE Series	682	34,100	45,951
1999 U.S. Savings Bond EE Series	890	44,500	57,269
2000 U.S. Savings Bond EE Series	1,150	57,500	70,477
2001 U.S. Savings Bond EE Series	1,348	67,400	77,695
2002 U.S. Savings Bond EE Series	1,886	94,300	104,007
2003 U.S. Savings Bond EE Series	215,479	10,773,950	11,495,508
2004 U.S. Savings Bond EE Series	237,127	11,856,350	12,303,179
2005 U.S. Savings Bond EE Series	245,277	12,263,850	12,263,850
Total U.S. Savings Bonds		81,848,388	143,901,789

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Description	Rate of Interest	Maturity	* Cost	Market
Corporate Notes
American Express Credit Corp.	4.391%	03/05/2008	$23,038,555	$23,038,555
Canadian Imperial Bank	4.350	12/23/2010	42,770,000	42,770,000
HSBC Finance Corp.	4.551	06/22/2006	48,119,818	48,119,818
Morgan Stanley	4.301	02/03/2006	44,400,000	44,400,000
Societe Generale	4.329	10/31/2006	38,554,502	38,554,502
Total Corporate Notes			196,882,875	196,882,875

Loans to Participants
** Various (62,761 loans)	5.350-8.410	1 month - 15 years	429,328,895	429,328,895

Loans Secured by Mortgages and Other Assets
Bank of America Alternative Loan Trust (Class 4)	6.500	06/25/2035	4,127,257	4,036,410
CPS Auto Trust	7.620	07/16/2011	4,055,370	4,055,755
First Union National Commercial Funding Corp.	1.159	10/15/2032	6,070,697	5,819,037
Greenwich Capital Commercial Funding Corp.	1.080	11/05/2013	1,869,059	1,828,104
GRP/AG Real Estate Asset Trust (Class A)	4.850	01/25/2035	8,415,121	8,412,543
JP Morgan Chase Commercial Mortgage Sec. Corp.	4.940	07/15/2042	1,671,578	1,859,175	(a	)
LB Commercial Conduit Mortgage Trust (Class B)	6.360	10/15/2035	7,338,797	7,141,141
LB-UBS Commercial Mortgage Trust	1.353	07/15/2035	2,179,453	2,164,502
LB-UBS Commercial Mortgage Trust	4.870	10/17/2013	3,365,127	2,801,029	(a	)
Morgan Stanley Capital I	1.033	04/15/2038	3,108,595	2,953,782
Morgan Stanley Capital I (Class X)	4.890	12/15/2041	3,452,620	3,714,863	(a	)
Residential Asset Securities Corp (Class M)	6.100	04/25/2033	16,702,959	16,393,054
Security National Asset Sec Series Trust (Class A)	6.355	12/25/2035	17,887,728	17,898,546
World Omni Auto Receivables Trust (Class B)	2.350	09/15/2009	870,949	859,244
Total Loans Secured by Mortgages and Other Assets			81,115,310	79,937,185

Other
** Cash	n/a	n/a	4,898	4,898

Total Investments			$19,330,881,032	$24,590,089,603

See accompanying notes to schedule of assets on page 22.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Notes to Schedule of Assets:

*
Cost of securities, including cost of GE Common Stock, is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends. In addition, cost of securities includes gains and losses realized on participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

**	Represents a party in interest to the Plan.
***	Funds managed by GEAM, a wholly owned subsidiary of General Electric Company.
(a)	Rate of interest is based on computed effective yield.
(b)	Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages.

See accompanying Report of Independent Registered Public Accounting Firm.